NetSol Technologies, Inc.
23091 Calabasas Road, Suite 2072
Calabasas, CA 91037
(818) 222-9195

May 16, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0404

Re:	NetSol Technologies, Inc. Registration Statement No. 333-59454 FORM RW - APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

    NetSol Technologies, Inc., a Nevada corporation (the "Company"), hereby requests the Securities and Exchange Commission's consent to withdraw its registration statement No. 333-59454. The Registration Statement was originally filed with the Securities and Exchange Commission on April 24, 2001.

    The Registration Statement was never declared effective. The Company hereby confirms that no securities have been sold pursuant to the Prospectus and that all activity regarding the offering has been discontinued since 2001. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Prospectus as soon as it is available. The Company's facsimile number is (818) 222-9197.

    If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 222-9195.

Very truly yours,

NetSol Technologies, Inc.

By: /s/ Najeeb Ghauri Najeeb Ghauri Chief Executive Officer